Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Three Months
						Ended
	Year Ended December 31,					March 31,
(in millions, except for ratios)	2002	2003	2004	2005	2006	2007
Earnings:
Earnings (loss) before Income Taxes	$96,530	$106,409	$110,372	$71,302	$(309,524)	$(15,104)
Fixed Charges	13,761	10,662	15,591	28,805	35,565	13,887

Total Earnings (loss)	$110,291	$117,071	$125,963	$100,107	$(273,959)	$(1,217)

Fixed Charges:
Interest Expense	$12,722	$9,429	$14,201	$27,246	$34,084	$10,343
Amortization of debt offering costs	377	423	434	600	390	3,230
Interest portion of rent expense	662	810	956	959	1,091	314

Total Fixed Charges	$13,761	$10,662	$15,591	$28,805	$35,565	$13,887

Ratio of Earnings to Fixed Charges (see Note 1)	8.0	11.0	8.1	3.5	N/A	N/A

(1) The ratio of earnings to fixed charges is computed by dividing fixed charges of Invacare Corporation and our subsidiaries into earnings before income taxes. Fixed charges include interest expense, amortization of debt offering costs and the portion of rent expense which is deemed to be representative of the interest factor. For the year ended December 31, 2006 and the three months ended March 31, 2007, the ratio is inapplicable since the company incurred a loss in the year and quarter. Earnings were inadequate to cover fixed charges by $309.5 million for the year ended December 31, 2006 and $15.1 million for the three months ended March 31, 2007.